UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended February 21, 2014

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road,

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated February 21, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: February 21, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights

•	Generated distributable cash flow of $57.4 million in the fourth quarter of 2013, an increase of 25 percent from the fourth quarter of 2012.

•	Declared fourth quarter 2013 cash distribution of $0.5384 per unit, an increase of 2.5 percent from the previous quarter.

•	In November 2013, took delivery of the fourth newbuilding shuttle tanker, which began operations under a 10-year time-charter with BG Group in Brazil in January 2014.

•	Liquidity of approximately $493 million as at December 31, 2013, giving pro forma effect for proceeds from the $162 million Norwegian bond issuance completed in January 2014.

Hamilton, Bermuda, February 20, 2014—Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended December 31, 2013. During the fourth quarter of 2013, the Partnership generated distributable cash flow(1) of $57.4 million, compared to $45.9 million in the same period of the prior year.

On January 15, 2014, a cash distribution of $0.5384 per common unit was declared for the quarter ended December 31, 2013, an increase of $0.0131 per unit, or 2.5 percent, from the previous quarter. The cash distribution was paid on February 14, 2014 to all unitholders of record on January 31, 2014.

“Fiscal 2013 was another year of steady growth for Teekay Offshore with the Partnership taking delivery of two FPSO units and four newbuilding shuttle tankers,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC. “Based on the increased contribution to the Partnership’s distributable cash flow, we were able to increase the Partnership’s fourth quarter distribution by a further 2.5 percent, to $0.5384 per unit, for a total increase of five percent for the year.”

“Looking ahead to 2014, we remain focused on efficiently executing on our portfolio of accretive 2014 projects, including the Remora HiLoad DP unit and the Salamander FSO. The Partnership also has the opportunity to acquire a number of FPSOs available from our sponsor, Teekay Corporation, the largest being the Knarr FPSO, which is expected to be eligible for sale to the Partnership commencing in the fourth quarter of 2014. In addition, in December 2013, the Partnership was awarded a six-year shuttle tanker contract, plus extension options, with BG Group to provide oil transportation services for the Knarr oil and gas field in the North Sea, which is a great example of Teekay Offshore’s ability to bundle services for its customers.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Summary of Recent Events

Awarded Shuttle Tanker Contract for Knarr Field

In December 2013, Teekay Offshore was awarded a six year shuttle tanker contract of affreightment (CoA), with extension options up to an additional four years, with BG Group plc, which will service the Knarr oil and gas field in the North Sea. The expected start date for the shuttle CoA coincides with the expected start-up of the Knarr FPSO in the North Sea in the fourth quarter of 2014.

Voyageur Spirit FPSO

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, the Partnership has been receiving full rate either directly from the charterer or through the indemnification from Teekay Corporation. The Partnership expects to receive a certificate of final acceptance from the charterer after completing certain operational tests, which have been temporarily delayed by winter weather issues and an unrelated issue which is the responsibility of the charterer. In the meantime, the Partnership will continue to earn the full rate under the charter contract as though the unit was producing at full capacity.

Teekay Corporation has agreed to indemnify Teekay Offshore for certain lost revenue and certain unrecovered vessel operating expenses relating to the full operation of the Voyageur Spirit FPSO. Any indemnification amounts from Teekay Corporation to the Partnership are effectively treated as a reduction in the purchase price paid to Teekay Corporation for the Voyageur Spirit FPSO by Teekay Offshore. During the fourth quarter of 2013, the Partnership’s indemnification effectively resulted in a $4.9 million reduction in the purchase price. Any future compensation received by the Partnership from the charterer related to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to Teekay Offshore. Although the Partnership’s reported revenue is lower as a result of any off-hire and reported vessel operating expenses are higher as a result of certain unrecovered operating costs relating to the Voyageur Spirit FPSO, there is no net impact on the Partnership’s cash flow as a result of Teekay Corporation’s indemnification. For the period up to December 31, 2013, Teekay Corporation indemnified the Partnership for approximately $34.9 million relating to the Voyageur Spirit FPSO. The Partnership has been, and will continue to be, indemnified by Teekay Corporation for lost revenues and certain uncovered vessel operating expenses up until receipt of the certificate of final acceptance from the charterer, subject to a maximum amount of $54 million.

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of February 1, 2014.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates		Total
Shuttle Tanker Segment	31	(i)	2	1	(ii)	1	(iii)	35
FPSO Segment	5	(iv)	—	—		—		5
Conventional Tanker Segment	4		—	—		—		4
FSO Segment	5		—	1	(v)	—		6

Total	45		2	2		1		50

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and two shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent. One of the 67 percent owned shuttle tankers, the Randgrid, will commence its conversion to an FSO unit for the Gina Krog FSO project after its current shuttle tanker charter contract expires in 2015.
(ii)	Includes one HiLoad DP unit expected to commence operations under a 10-year contract in the second quarter of 2014 once operational testing has been completed.
(iii)	Includes one shuttle tanker which is currently in lay-up and is a candidate for conversion to an offshore asset.
(iv)	Includes one FPSO unit in which Teekay Offshore’s ownership interest is 50 percent.
(v)	Includes the Navion Clipper shuttle tanker, which is currently being converted into an FSO unit and is expected to commence operations under a 10-year charter contract in the third quarter of 2014 with Salamander Energy plc.

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Other Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers (including HiLoad DP)

In September 2013, the Partnership acquired a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit arrived in Brazil in November 2013 and is expected to commence operations under a ten-year time-charter contract with Petroleo Brasileiro SA (Petrobras) in Brazil in the second quarter of 2014 once operational testing has been completed. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has a right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG Brasil to perform a front end engineering and design (FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, will include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

FPSO Units

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (Odebrecht) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht became a 50 percent partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in offers to the Partnership to acquire Teekay Corporation’s interests in such projects, pursuant to the omnibus agreement.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be its fair market value.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Knarr, which is being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to the Partnership its interest in the Knarr FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur in the fourth quarter of 2014.

In November 2011, Teekay Corporation acquired the Hummingbird Spirit FPSO unit from Sevan Marine ASA, a Norway-based developer of cylindrical-shaped FPSO units. In September 2013, Teekay Corporation entered into an agreement with Centrica Energy, the charterer of the Hummingbird Spirit FPSO, to extend the firm period of the contract for this FPSO unit until December 31, 2014, with charterer’s options to extend out to March 31, 2016. In addition, Centrica Energy has an option, exercisable by February 28, 2014, to extend the firm period of the contract by a further 12 months. Pursuant to the omnibus agreement, Teekay Corporation is only obligated to offer the Partnership the Hummingbird Spirit FPSO unit following the commencement of a charter contract with a firm period of greater than three years in duration.

Teekay Corporation owns two additional FPSO units, the Petrojarl Banff FPSO and the Petrojarl 1 FPSO, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

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FSO Units

In May 2013, the Partnership entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, Randgrid, which the Partnership currently owns through a 67 percent-owned subsidiary. The FSO conversion project is expected to be completed for a net capital cost of approximately $220 million, including the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which also includes 12 additional one-year extension options.

In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (Salamander) to supply an FSO unit in Asia. The Partnership is converting its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $33.7 million for the quarter ended December 31, 2013, compared to $29.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $7.6 million and $39.6 million for the quarters ended December 31, 2013 and December 31, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $41.3 million for the fourth quarter of 2013, compared to $68.7 million in the same period of the prior year. Net revenues(2) increased to $231.5 million for the fourth quarter of 2013, compared to $206.4 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three months ended December 31, 2013 increased from the same period in the prior year, mainly due to the commencement of the time-charters for the first three BG Shuttle Tanker newbuildings in June, August and November 2013 and the acquisition of the Voyageur Spirit FPSO and a 50 percent interest in the Cidade de Itajai FPSO in the second quarter of 2013. This increase was partially offset by the sale and lay-up of older shuttle and conventional tankers during 2012 and 2013 as their related charter contracts expired or terminated.

The Partnership reported adjusted net income attributable to the partners(1) of $72.8 million for the year ended December 31, 2013, compared to $100.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $20.5 million and $22.8 million for the years ended December 31, 2013 and December 31, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $93.2 million for the year ended December 31, 2013, compared to $123.0 million in the same period of the prior year. Net revenues(2) for the year ended December 31, 2013 increased to $827.1 million, compared to $790.7 million in the same period of the prior year.

Adjusted net income attributable to the partners for the year ended December 31, 2013 declined from the same period in the prior year, mainly due to the sale and lay-up of older shuttle and conventional tankers during 2012 and 2013 as their related charter contracts expired or terminated, and lower shuttle tanker project revenues due to fewer opportunities for short-term trading of excess shuttle tanker fleet capacity. In addition, there was a higher level of maintenance activity in the FPSO fleet during 2013, compared to the prior year. This decrease was partially offset by the acquisition of the two FPSO units in the second quarter of 2013 and the commencement of the time-charters for the first three BG Shuttle Tanker newbuildings in the second half of 2013.

As a result of the delay in receiving the certificate of final acceptance from the charterer for the Voyageur Spirit FPSO, the Partnership has not recorded all the revenues associated with its operations since its acquisition on May 2, 2013 through December 31, 2013 and incurred certain operating expenses associated with ensuring the FPSO operates at full capacity; however, $4.9 million and $34.9 million in indemnification payments have been made by Teekay Corporation for the three and twelve months ended December 31, 2013, respectively, which are recorded in equity as an adjustment to the purchase price of the FPSO unit. As a result of the indemnification from Teekay Corporation, there is no net impact on the Partnership’s cash flows relating to the Voyageur Spirit FPSO.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income (loss), changes in the fair value of derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the FPSO segment, the Conventional Tanker segment and the FSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C through F for further details).

	Three Months Ended
	December 31, 2013
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	121,027	88,079	7,734	14,641	231,481
Vessel operating expenses	41,287	40,268	1,129	8,566	91,250
Time-charter hire expense	13,670	—	—	—	13,670
Depreciation and amortization	30,423	18,074	1,697	2,117	52,311
CFVO from consolidated vessels(2)	60,864	39,750	6,205	6,020	112,839
CFVO from equity accounted vessel(3)	—	6,644	—	—	6,644
Total CFVO(2)	60,864	46,394	6,205	6,020	119,483

	Three Months Ended
	December 31, 2012
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	118,322	59,709	7,504	20,861	206,396
Vessel operating expenses	39,899	29,994	1,603	15,517	87,013
Time-charter hire expense	15,493	—	—	—	15,493
Depreciation and amortization	29,394	12,726	1,578	2,529	46,227
CFVO from consolidated vessels(2)	58,509	24,548	9,232	5,603	97,892
CFVO from equity accounted vessel(3)	—	—	—	—	—
Total CFVO(2)	58,509	24,548	9,232	5,603	97,892

(1)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down and loss on sale of vessels and amortization of deferred gains, includes the realized gains (losses) on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjusting for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(3)	CFVO from equity accounted vessels represents the Partnership’s 50 percent share of CFVO from the Cidade de Itajai FPSO unit. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to $60.9 million in the fourth quarter of 2013 compared to $58.5 million for the same period of the prior year, primarily due to increased revenues as a result of the commencement of the time-charters for the first three BG Shuttle Tanker newbuildings in June, August and November 2013 and from higher shuttle tanker project revenues, which were partially offset by the redelivery of the Navion Marita upon completion of its time-charter contract in the third quarter of 2013 and the lay-up of the Navion Clipper upon expiration of its time-charter contract during the fourth quarter of 2012.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment, including an equity-accounted FPSO unit, increased to $46.4 million for the fourth quarter of 2013 compared to $24.5 million for the same period of the prior year, primarily due to cash flows from the acquisition of the Voyageur Spirit and the Cidade de Itajai FPSO units in the second quarter of 2013. Cash flow from vessel operations for the fourth quarter of 2013 excludes the $4.9 million Voyageur Spirit FPSO indemnification payment from Teekay Corporation.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $6.2 million in the fourth quarter of 2013 compared to $9.2 million for the same period of the prior year primarily due to the sale of five conventional tankers since the fourth quarter of 2012.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased slightly in the fourth quarter of 2013 to $6.0 million from $5.6 million generated in the same period of the prior year, primarily due to costs associated with front-end engineering and design studies completed in 2012 in relation to certain FSO project tenders.

Liquidity

In May 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through December 31, 2013, the Partnership sold an aggregate of 85,508 common units under the COP, generating proceeds of approximately $2.4 million (including the Partnership’s general partner’s 2 percent proportionate capital contribution and net of offering costs). The Partnership did not sell any units under the COP during the fourth quarter of 2013.

In December 2013, the Partnership sold 1.75 million common units in an equity private placement for net proceeds of $54.4 million (including the general partner’s contribution). The net proceeds from the private placement are intended for general partnership purposes.

In January 2014, the Partnership issued NOK 1,000 million in new senior unsecured bonds in the Norwegian bond market that mature in January 2019. The aggregate principal amount of the bonds was equivalent to approximately USD 162 million and all interest and principal payments have been swapped into U.S. dollars at a fixed rate of 6.28%. The net proceeds from the bond offering are intended for general partnership purposes. The Partnership is applying to list the new bonds on the Oslo Stock Exchange.

As of December 31, 2013, the Partnership had total liquidity of $331.0 million, which consisted of $219.1 million in cash and cash equivalents and $111.9 million in undrawn revolving credit facilities. Giving effect to the approximately $162 million Norwegian bond issuance completed in January 2014, the Partnership’s liquidity at December 31, 2013 would have been approximately $493 million.

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Conference Call

The Partnership also plans to host a conference call on Friday, February 21, 2014 at noon (ET) to discuss the results for the fourth quarter and fiscal year of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-322-8032 or 416-640-3406, if outside North America, and quoting conference ID code 7689569.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting Fourth Quarter and Fiscal Year 2013 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, February 28, 2014. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 7689569.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) and currently owns interests in 34 shuttle tankers (including two chartered-in vessels), five floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one committed FSO conversion unit), four conventional oil tankers and one HiLoad Dynamic Positioning (DP) unit. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore has rights to participate in certain other FPSO, shuttle tanker and HiLoad DP opportunities provided by Teekay Corporation (NYSE: TK), Sevan Marine ASA (Oslo Bors: SEVAN) and Remora AS.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Year Ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013(1)	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	260,654	235,561	232,012	930,739	901,227

OPERATING EXPENSES
Voyage expenses	29,173	28,249	25,616	103,643	110,483
Vessel operating expenses (2)	91,250	89,035	87,013	344,128	317,576
Time-charter hire expense	13,670	14,142	15,493	56,682	56,989
Depreciation and amortization	52,311	51,920	46,227	199,006	189,364
General and administrative (2)	11,066	12,600	7,739	44,473	34,581
Write-down and loss on sale of vessels (3)	19,280	57,502	14,307	76,782	24,542
Restructuring charge (4)	104	449	1,115	2,607	1,115

Total operating expenses	216,854	253,897	197,510	827,321	734,650

Income (loss) from vessel operations	43,800	(18,336)	34,502	103,418	166,577

OTHER ITEMS
Interest expense	(18,403)	(16,789)	(10,835)	(62,855)	(47,508)
Interest income	434	467	493	2,561	1,027
Realized and unrealized gains (losses) on derivative instruments (5)	9,948	(7,952)	31,187	34,820	(26,349)
Equity income	3,934	1,199	—	6,731	—
Foreign exchange (losses) gains (6)	(2,465)	(2,730)	2,275	(5,278)	(315)
Loss on bond repurchase (7)	—	—	—	(1,759)	—
Other income – net	260	310	314	1,144	1,538

Total other items	(6,292)	(25,495)	23,434	(24,636)	(71,607)

Income (loss) from continuing operations before income tax (expense) recovery	37,508	(43,831)	57,936	78,782	94,970
Income tax (expense) recovery	(1,896)	(107)	11,041	(2,225)	10,477

Net income (loss) from continuing operations	35,612	(43,938)	68,977	76,557	105,447
Net (loss) income from discontinued operations (8)	—	(333)	(3,275)	(4,642)	17,568

Net income (loss)	35,612	(44,271)	65,702	71,915	123,015

Non-controlling interests in net income (loss)	(5,657)	(18,483)	(2,982)	(19,089)	58
Dropdown Predecessor’s interest in net income (loss) (1)	—	—	—	(2,225)	—
Preferred unitholders’ interest in net income (loss)	2,719	2,718	—	7,250	—
General Partner’s interest in net income (loss)	4,621	2,148	3,645	13,674	11,055
Limited Partners’ interest in net income (loss)	33,929	(30,654)	65,039	72,305	111,902

Weighted-average number of common units—basic	83,949,362	83,700,905	80,105,408	82,634,000	73,750,951
Weighted-average number of common units—diluted	83,981,522	83,700,905	80,105,408	82,659,179	73,750,951
Total number of common units outstanding at end of period	85,452,079	83,702,079	80,105,408	85,452,079	80,105,408

(1)	Results for the Voyageur Spirit FPSO unit for the period beginning in April 13, 2013 prior to its acquisition by the Partnership on May 2, 2013 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.
(2)	In order to more closely align the Partnership’s presentation to that of many of its peers, the cost of ship management services of $8.4 million and $34.9 million for the three months and year ended December 31, 2013, respectively, and $8.8 million for the three months ended September 30, 2013 have been presented in vessel operating expenses. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $9.8 million and $38.7 million for the three months and year ended December 31, 2012, respectively.
(3)	Write-down and loss on sale of vessels for the year ended December 31, 2013 includes the impairment of six of the Partnership’s 1990s-built shuttle tankers to their estimated fair value. The fourth quarter of 2013 includes the impairments of two shuttle tankers which the Partnership owns through a 67 percent-owned subsidiary. The write-downs were the result of a cancellation of a contract renewal and expected sale of an aging vessel. The third quarter of 2013 includes the impairment of four shuttle tankers, including the impairment of $37.2 million for two shuttle tankers which the Partnership owns through a 50 percent-owned subsidiary. The write-downs were the result of the re-contracting one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract in September 2013 and a change in expectations for the contract renewal of two shuttle tankers, one operating in Brazil, and the other one in the North Sea.

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The fourth quarter of 2012 includes a write-down related to a 1992-built shuttle tanker, which was written down to its estimated fair value and classified as held-for-sale at December 31, 2012, a loss on sale related to a 1992-built shuttle tanker, and a write-down related to a 1995-built shuttle tanker. The write-down was caused by the combination of the age of the vessel, the requirements of trading in the North Sea and Brazil and the weak tanker market. The year ended December 31, 2012 also includes a write-down and sale related to a 1992-built shuttle tanker, and a write-down related to a 1993-built shuttle tanker due to a change in the operating plan for the vessel.

(4)	Restructuring charges for the three months ended December 31, 2013, the three months ended September 30, 2013, and the year ended December 31, 2013 relate to the reflagging of one shuttle tanker. In addition, restructuring charges for the year ended December 31, 2013 and for the three months and year ended December 31, 2012 relate to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker and conventional tanker business units.
(5)	Realized (losses) gains on derivative instruments relate to amounts the Partnership actually paid or received to settle derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Realized (losses) gains relating to:
Interest rate swap termination	—	(31,798)	—	(31,798)	—
Termination of interest rate swap in Dropdown Predecessor	—	—	—	(4,099)	—
Interest rate swaps	(15,018)	(14,354)	(14,728)	(58,951)	(58,596)
Foreign currency forward contract	(253)	722	1,104	(824)	2,969

	(15,271)	(45,430)	(13,624)	(95,672)	(55,627)

Unrealized gains (losses) relating to:
Interest rate swap termination	—	31,798	—	31,798	—
Termination of interest rate swap in Dropdown Predecessor	—	—	—	3,984	—
Interest rate swaps	25,073	4,715	44,616	97,706	26,100
Foreign currency forward contracts	146	965	195	(2,996)	3,178

	25,219	37,478	44,811	130,492	29,278

Total realized and unrealized gains (losses) on derivative instruments	9,948	(7,952)	31,187	34,820	(26,349)

(6)	Foreign exchange (losses) gains include realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge relating to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 maturing in 2013, of which it repurchased NOK 388.5 million in the first quarter of 2013 and recognized a realized gain of $6.8 million on the partial early termination of a cross currency swap and a realized foreign exchange loss of $6.6 million on the repurchase of the bonds. The Partnership also issued NOK 600 million unsecured bonds in 2012 maturing in 2017 and NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018. Foreign exchange (losses) gains also include unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds are also detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Realized gains on cross-currency swaps	210	331	668	1,563	2,992
Unrealized (losses) gains on cross-currency swaps	(4,534)	747	6,835	(38,596)	10,700
Unrealized gains (losses) on revaluation of NOK bonds	2,983	(3,235)	(6,038)	38,009	(13,871)
Realized gain on partial termination of cross-currency swap	—	—	—	6,800	—
Realized foreign exchange loss on partial repurchase of NOK bonds	—	—	—	(6,573)	—

(7)	Loss on bond repurchase for the year ended December 31, 2013 relates to the repurchase in the first quarter of 2013 of NOK 388.5 million of the Partnership’s NOK 600 million bond issue at a premium.
(8)	Results for six conventional tankers (Hamane Spirit, Torben Spirit, Luzon Spirit, Leyte Sprit, Poul Spirit and Gotland Spirit), which the Partnership sold during 2012 and 2013, have been included in Net (loss) income from discontinued operations for the three months ended September 30, 2013 and December 31, 2012 and years ended December 31, 2013 and December 31, 2012.

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	December 31, 2013	September 30, 2013	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	219,126	258,900	206,339
Accounts receivable	176,265	158,234	91,879
Vessel held for sale	—	—	13,250
Net investments in direct financing leases—current	5,104	5,369	5,647
Prepaid expenses	31,675	41,746	29,392
Due from affiliates	15,202	12,772	29,682
Current portion of derivative instruments	500	987	12,398
Other current assets	3,051	—	—

Total current assets	450,923	478,008	388,587

Vessels and equipment
At cost, less accumulated depreciation	3,089,582	3,007,747	2,327,337
Advances on newbuilding contracts	—	47,562	127,286
Net investments in direct financing leases	22,463	23,575	27,568
Investment in and advances to joint venture	52,120	64,195	—
Derivative instruments	10,323	7,806	2,913
Deferred income tax	7,854	10,922	8,948
Other assets	35,272	37,382	28,112
Intangible assets—net	10,436	11,694	15,527
Goodwill—shuttle tanker segment	127,113	127,113	127,113

Total assets	3,806,086	3,816,004	3,053,391

LIABILITIES AND EQUITY
Current
Accounts payable	15,753	19,735	15,220
Accrued liabilities	138,156	152,018	61,708
Deferred revenues	29,075	20,231	22,641
Due to affiliates	121,864	122,605	47,810
Current portion of derivative instruments	47,944	56,450	47,748
Current portion of long-term debt	806,009	437,355	248,385
Current portion of in-process revenue contracts	12,744	12,744	12,744

Total current liabilities	1,171,545	821,138	456,256

Long-term debt	1,562,967	1,950,193	1,521,247
Derivative instruments	121,135	131,283	213,731
In-process revenue contracts	88,550	91,762	101,294
Other long-term liabilities	23,984	28,163	26,819

Total liabilities	2,968,181	3,022,539	2,319,347

Redeemable non-controlling interest	16,564	24,413	28,815
Equity
Limited partners—common units (85.5 and 80.1 million units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	621,002	572,662	640,990
Limited partners—preferred units (6.0 and nil million units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	144,800	144,870	—
General Partner	21,242	19,105	20,162
Accumulated other comprehensive loss	—	—	(58)

Partners’ equity	787,044	736,637	661,094

Non-controlling interests	34,297	32,415	44,135

Total equity	821,341	769,052	705,229

Total liabilities and total equity	3,806,086	3,816,004	3,053,391

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended
	December 31, 2013(1)	December 31, 2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	71,915	123,015
Non-cash items:
Unrealized gain on derivative instruments	(91,837)	(39,538)
Equity income	(6,731)	—
Depreciation and amortization	200,242	194,631
Write-down and loss on sale of vessels	95,247	32,217
Deferred income tax expense (recovery)	2,150	(8,808)
Amortization of in-process revenue contracts	(12,744)	(12,714)
Foreign currency exchange (gain) loss and other	(35,522)	15,260
Change in non-cash working capital items related to operating activities	51,999	(17,447)
Expenditures for dry docking	(19,332)	(19,122)

Net operating cash flow	255,387	267,494

FINANCING ACTIVITIES
Proceeds from long-term debt	1,140,237	318,645
Scheduled repayments of long-term debt	(266,874)	(146,162)
Prepayments of long-term debt	(466,781)	(445,698)
Debt issuance costs	(14,797)	(4,361)
Purchase of Voyageur Spirit FPSO from Teekay Corporation	(234,125)	—
Purchase of VOC equipment from Teekay Corporation	—	(12,848)
Proceeds from issuance of common units	119,588	265,393
Proceeds from issuance of preferred units	150,000	—
Expenses relating to equity offerings	(5,837)	(8,164)
Cash distributions paid by the Partnership	(192,142)	(160,905)
Cash distributions paid by subsidiaries to non-controlling interests	(7,750)	(8,787)
Other	10,346	(3,120)

Net financing cash flow	231,865	(206,007)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(455,578)	(87,408)
Purchase of equity investment in Itajai FPSO joint venture (net of cash acquired of $1.3 million)	(52,520)	—
Proceeds from sale of vessels and equipment	27,986	35,235
Direct financing lease payments received	5,647	17,091

Net investing cash flow	(474,465)	(35,082)

Increase in cash and cash equivalents	12,787	26,405
Cash and cash equivalents, beginning of the year	206,339	179,934

Cash and cash equivalents, end of the year	219,126	206,339

(1)	In accordance with GAAP, the Consolidated Statement of Cash Flows for the year ended December 31, 2013 includes the cash flows relating to the Voyageur Spirit FPSO unit Dropdown Predecessor for the period from April 13, 2013 to May 2, 2013, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	35,612	65,702	71,915	123,015
Adjustments:
Net loss (income) attributable to non-controlling interests	5,657	2,982	19,089	(58)
Net loss attributable to Dropdown Predecessor	—	—	2,225	—

Net income attributable to the partners	41,269	68,684	93,229	122,957
Add (subtract) specific items affecting net income :
Foreign exchange losses (gains)(1)	2,675	(1,608)	6,572	3,305
Unrealized gains on derivative instruments (2)	(26,397)	(44,811)	(128,809)	(29,278)
Write-down and loss on sale of vessels (3)	19,280	14,307	76,782	24,542
Components of discontinued operations (4)	—	5,443	7,184	(6,995)
Realized losses on foreign currency forward contracts (5)	—	—	783	—
Deferred income tax expense (recovery) relating to Norwegian tax structure (6)	2,297	(8,748)	2,297	(8,748)
VOC revenues relating to prior periods (7)	—	(2,280)	—	(2,280)
Restructuring charge and other (8)	633	1,377	4,513	(540)
Loss on bond repurchase (9)	—	—	1,759	—
Realized loss on early swap termination (10)	—	—	31,798	—
Non-controlling interests’ share of items above (11)	(6,074)	(3,277)	(23,349)	(2,841)

Total adjustments	(7,586)	(39,597)	(20,470)	(22,835)

Adjusted net income attributable to the partners	33,683	29,087	72,759	100,122

(1)	Foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and repurchase of Norwegian Kroner bonds and exclude the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership
(2)	Reflects the unrealized gains due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of the interest rate swap within the Cidade de Itajai FPSO equity accounted joint venture and excluding amounts relating to the Dropdown Predecessor.
(3)	Please refer to footnote (3) of the consolidated statements of income (loss).
(4)	Related to components of net (loss) income from discontinued operations. The results for the year ended December 31, 2013 include a gain on sale of the Gotland Spirit and the termination fees received from Teekay Corporation upon cancellation of the Poul Spirit and the Gotland Spirit time-charter contracts, partially offset by the write-downs of the Poul Spirit and the Gotland Spirit to their estimated fair value in conjunction with the termination of their charter contracts and the loss on sale of the Poul Spirit. The results for the three months and year ended December 31, 2012 include the loss on sale of the Luzon Spirit and the Torben Spirit, and the write-down of the Leyte Spirit. In addition, the results for the year ended December 31, 2012 include the termination fee received from Teekay Corporation upon the cancellation of the Hamane Spirit time-charter contract, partially offset by the loss on sale of the Hamane Spirit.
(5)	Reflects the realized losses on foreign currency forward contracts entered into for the purchase of the HiLoad DP unit from Remora AS that are not designated as a hedge for accounting purposes.

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(6)	Deferred income tax expense (recovery) for the three and twelve months ended December 31, 2013 relates to the write down of deferred income tax asset for one of the Partnership’s Norwegian tax structures. The amount for the three and twelve months ended December 31, 2012 relate to the Norwegian tax structure established in the fourth quarter of 2012.
(7)	A portion of net revenues for the three and twelve months ended December 31, 2012 relate to the Partnership entering into a lease agreement in the fourth quarter of 2012, which allows for the retroactive payment for any Volatile Organic Compound (VOC) revenues relating to the period prior to 2012.
(8)	Other items for the three and twelve months ended December 31, 2013 include restructuring charges relating to the reflagging of one shuttle tanker. Other items for the three and twelve months ended December 31, 2013 also include a current income tax recovery for past Norwegian taxes paid and a one-time pension cost adjustment related to the increased value of future benefits for seafarers employed on an FSO unit. Other items for the twelve months ended December 31, 2013 also include a one-time success fee paid to Teekay Corporation relating to the purchase of the HiLoad Unit. For the twelve months ended December 31, 2013 and the three and twelve months ended December 31, 2012, other items include restructuring charges relating to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker and conventional tanker business units. In addition, other items for the twelve months ended December 31, 2013 and the three and twelve months ended December 31, 2012 include foreign exchange losses resulting from hedging ineffectiveness and certain unrealized expenses relating to the revaluation of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker.
(9)	Relates to the repurchase of NOK 388.5 million of the Partnership’s NOK 600 million bond issue at a premium in January 2013.
(10)	Reflects the realized loss on the early termination of an interest rate swap in the third quarter of 2013.
(11)	Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, distributions relating to equity financing of newbuilding installments and on our preferred units, certain realized gains on forward contracts, vessel acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes, foreign currency and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income for the quarters ended December 31, 2013 and December 31, 2012, respectively.

	Three Months Ended
	December 31, 2013	December 31, 2012
	(unaudited)	(unaudited)
Net income	35,612	65,702
Add (subtract):
Depreciation and amortization	52,311	46,227
Write-down and loss on sale of vessels	19,280	14,307
Partnership’s share of equity accounted joint ventures’ distributable cash flow before estimated maintenance capital expenditures	4,787	—
Distributions relating to equity financing of newbuildings	2,914	2,384
Deferred income tax expense (recovery)	2,297	(9,401)
Distributions relating to preferred units	(2,719)	—
Equity income from joint venture	(3,934)	—
Unrealized gains on derivative instruments (1)	(25,219)	(44,811)
Estimated maintenance capital expenditures (2)	(28,859)	(26,573)
Indemnification from Teekay Corporation relating to the Voyageur Spirit FPSO (2)	4,911	—
Non-cash items in discontinued operations (3)	—	6,476
Foreign exchange and other, net	672	(3,256)

Distributable Cash Flow before Non-Controlling Interests	62,053	51,055
Non-controlling interests’ share of DCF	(4,650)	(5,126)

Distributable Cash Flow before Non-Controlling	57,403	45,929

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
(2)	Indemnification of the loss of revenues and certain unrecovered vessel operating expenses from the Voyageur Spirit FPSO is effectively treated as a reduction to estimated maintenance capital expenditures in the fourth quarter of 2013, since the indemnification amount received from Teekay Corporation is effectively treated as a reduction to the purchase price of the Voyageur Spirit FPSO.
(3)	Includes depreciation and loss on write-down and sale of vessels included in discontinued operations.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	148,893	88,079	9,010	14,672	260,654
Voyage expenses	27,866	—	1,276	31	29,173

Net revenues	121,027	88,079	7,734	14,641	231,481

	Three Months Ended December 31, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	143,229	59,709	8,643	20,431	232,012
Voyage expenses (recoveries)	24,907	—	1,139	(430)	25,616

Net revenues	118,322	59,709	7,504	20,861	206,396

	Year Ended December 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	552,019	284,932	34,772	59,016	930,739
Voyage expenses (recoveries)	99,543	—	4,532	(432)	103,643

Net revenues	452,476	284,932	30,240	59,448	827,096

	Year Ended December 31, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	569,519	231,688	37,119	62,901	901,227
Voyage expenses	104,394	—	5,689	400	110,483

Net revenues	465,125	231,688	31,430	62,501	790,744

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended December 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues (See Appendix C)	121,027	88,079	7,734	14,641	231,481
Vessel operating expenses(1)	41,287	40,268	1,129	8,566	91,250
Time-charter hire expense	13,670	—	—	—	13,670
Depreciation and amortization	30,423	18,074	1,697	2,117	52,311
General and administrative(1)	4,849	4,849	400	968	11,066
Write-down and loss on sale of vessels	19,280	—	—	—	19,280
Restructuring charge	104	—	—	—	104

Income from vessel operations	11,414	24,888	4,508	2,990	43,800

	Three Months Ended December 31, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues (See Appendix C)	118,322	59,709	7,504	20,861	206,396
Vessel operating expenses(1)	39,899	29,994	1,603	15,517	87,013
Time-charter hire expense	15,493	—	—	—	15,493
Depreciation and amortization	29,394	12,726	1,578	2,529	46,227
General and administrative (1)	4,524	3,191	(462)	486	7,739
Write-down and loss on sale of vessels	14,307	—	—	—	14,307
Restructuring charges	647	—	468	—	1,115

Income from vessel operations	14,058	13,798	4,317	2,329	34,502

(1)	In order to more closely align the Partnership’s presentation to that of its peers, the cost of ship management services of $8.4 million for the three months ended December 31, 2013 have been presented in vessel operating expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amount reclassified was $9.8 million for the three months ended December 31, 2012.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM CONSOLIDATED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down and loss on sale of vessels and amortization of deferred gains, includes the realized (losses) gains on the settlement of foreign exchange forward contracts, and cash flow from vessel operations relating to its discontinued operations and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Income from vessel operations (See Appendix D)	11,414	24,888	4,508	2,990	43,800
Depreciation and amortization	30,423	18,074	1,697	2,117	52,311
Realized losses from the settlements of non-designated foreign exchange forward contracts	(253)	—	—	—	(253)
Amortization of non-cash portion of revenue contracts	—	(3,212)	—	—	(3,212)
Write-down of vessels	19,280	—	—	—	19,280
Falcon Spirit revenue accounted for as direct financing lease	—	—	—	(1,239)	(1,239)
Falcon Spirit cash flow from time-charter contracts	—	—	—	2,152	2,152

Cash flow from vessel operations from consolidated vessels	60,864	39,750	6,205	6,020	112,839

	Three Months Ended December 31, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Income from vessel operations (See Appendix D)	14,058	13,798	4,317	2,329	34,502
Depreciation and amortization	29,394	12,726	1,578	2,529	46,227
Unrealized gains from the change in fair value of designated foreign exchange forward contracts	146	—	—	—	146
Realized gains from the settlements of non- designated foreign exchange forward contracts	604	500	—	—	1,104
Amortization of intangible and non-cash portion of revenue contracts	—	(2,476)	—	—	(2,476)
Write-down and loss on sale of vessels	14,307	—	—	—	14,307
Falcon Spirit revenue accounted for as direct financing lease	—	—	—	(1,388)	(1,388)
Falcon Spirit cash flow from time-charter contracts	—	—	—	2,133	2,133
Cash flow from discontinued operations	—	—	3,337	—	3,337

Cash flow from vessel operations from consolidated vessels	58,509	24,548	9,232	5,603	97,892

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX F - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSEL

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessel

Cash flow from vessel operations from equity accounted vessel represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessel operations from its equity-accounted vessel, the Cidade de Itajai FPSO unit. Cash flow from vessel operations from equity accounted vessel is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint venture. Cash flow from vessel operations from equity accounted vessel is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended
	December 31, 2013
	(unaudited)
	At 100%	Partnership’s 50%
Voyage revenues	19,033	9,517
Vessel and other operating expenses	6,283	3,142
Depreciation and amortization	4,062	2,031
General and administrative	(537)	(269)

Income from vessel operations of equity accounted vessel	9,225	4,613

Interest expense	(2,281)	(1,141)
Realized and unrealized gains on derivative instruments	924	462

Total other items	(1,357)	(679)

Net income / equity income of equity accounted vessel	7,868	3,934

Income from vessel operations	9,225	4,613
Depreciation and amortization	4,062	2,031

Cash flow from vessel operations from equity accounted vessel	13,287	6,644

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the fundamentals in the offshore industry; future growth opportunities, including the Partnership’s ability to successfully bid for new offshore projects or to grow organically; the timing of the Voyageur Spirit receiving its certificate of final acceptance from the charterer; the timing of new and converted vessel deliveries and commencement of their time charter contracts; the potential for the Partnership to acquire future HiLoad projects developed by Remora; the estimated cost of building or converting vessels; and the potential for Teekay Corporation or third parties to offer additional vessels or projects to the Partnership and the Partnership agreeing to acquire such vessels or projects, including the timing and certainty of the acquisition of the Knarr FPSO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; the potential inability of the Voyageur Spirit FPSO to complete operational testing and receive its certificate of final acceptance from the charterer; Teekay Corporation’s indemnification payments relating to the Voyageur Spirit FPSO exceeding the maximum indemnification amount; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion delays and cost overruns; delays in the commencement of time-charters; the inability to successfully complete the operational testing of the HiLoad DP unit; failure of Teekay Corporation to offer to the Partnership additional vessels or of Remora or Odebrecht to develop new vessels or projects; potential delays in the construction of the Knarr FPSO and/or commencement of operations under its charter contract; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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